EXHIBIT 99.1

Crucell N.V.: Ebola Vaccine Holds Promise for Protection in Humans

LEIDEN, Netherlands, Aug. 7, 2003 (PRIMEZONE) -- Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL):

In an article published in Nature(1) this week, test results have shown that a new Ebola vaccine gives macaque monkeys 100% protection from the Ebola virus with a single dose. Scientists at the Vaccine Research Center (VRC), part of the National Institute of Allergy and Infectious Diseases (NIAID), of the National Institutes of Health (NIH), and scientists from the United States Army Medical Research Institute of Infectious Diseases (USAMRIID) carried out the research. The vaccine is a prototype adenoviral vaccine, which is made by inserting a portion of Ebola virus DNA into an adenovirus, the virus that causes the common cold. The results suggest that humans may be protected by a single vaccine injection.

Crucell entered into a Cooperative Research and Development Agreement with the NIH in 2002 to jointly develop an Ebola vaccine for human use. Currently Crucell is producing the experimental vaccine for testing in human trials on its proprietary PER.C6(TM) production platform. Crucell's PER.C6(TM) technology makes large-scale production of the vaccine possible.

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(TM) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. Crucell is also developing a human and veterinary West Nile vaccine based on PER.C6(TM). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

1. Nabel, G.J. et al. Accelerated vaccination for Ebola virus haemorrhagic fever in non-human primates. Nature, 424, 681-684, (2003).

For the pdf version of the press release please click on the following attachment:

http://reports.huginonline.com/912974/121102.pdf

For further information please contact:

 Crucell N.V.
 Louise Dolfing
 Communications Manager
 Tel +31-(0) 71-524 8863
 l.dolfing@crucell.com